Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,

	2011	2010	2011	2010

Income from continuing operations before income taxes	$159,176	$103,767	$293,350	$263,775

Add:
Interest expense (2)	50,742	51,025	102,559	100,621
Portion of rents representative of the interest factor	9,257	9,809	19,063	19,946
Amortization of capitalized interest	429	429	858	858

Income as adjusted	$219,604	$165,030	$415,830	$385,200

Fixed charges:
Interest expense (2)	$50,742	$51,025	$102,559	$100,621
Portion of rents representative of the interest factor	9,257	9,809	19,063	19,946
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,888	6,873	13,548	15,513

Total fixed charges	$66,887	$67,707	$135,170	$136,080

Ratio of earnings to fixed charges	3.28	2.44	3.08	2.83

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.

37